Contact

www.linkedin.com/in/ljcruzrivera
(LinkedIn)

Top Skills

Risk Management
Information Technology
New Business Development

Luis Jose Cruz-Rivera

Senior Executive Partner in Technology and Inspired Master Distiller
Puerto Rico

Summary

Mr. Cruz-Rivera has over 20 years in technology solution development, business consulting, and corporate management, serving multidisciplinary and complex engagements in both the private and government sectors. Luis has a breath of experience in setting the direction of new business opportunities, tailored solution development, enterprise architecture, data analytics, intellectual property exploitation, and partnership development to effectively meet growth, technical, financial, and business objectives.

He has also is a creative force that leads La Destilería designing spirits (winning 14 medals for his approach to Rum) process improvements, technique evolution. Focused on innovation to drive new experience and memories.

His management experience includes strategic plan and key performance indicator development, developing teams, and executing plans to meet near-term goals and long-range strategies. He has excelled in cyber and system engineering, enterprise architecture, and R&D, not to mention distillery plant design, operations and distilled spirits design.

Mr. Cruz-Rivera has focused his career on the effective management of technical and business innovation, always striving to achieve and maintain a competitive edge and enduring value that adapts to the dynamic and demanding requirements of national and corporate priorities.

A U.S. Army veteran and a member of numerous professional and civic organizations, Mr. Cruz-Rivera obtained his BS in Electrical Engineering from Prairie View A&M University and graduate work from Stanford University and GA Tech where he supported the Intelligence Community, as a consultant through SAIC, on cyber security, cyber-physical vulnerability, and supply chain risk. As a serial entrepreneur for over a decade, he supported

venture capital, hi-tech venture development organizations, and US government clients. Most recently before La Destilería and co-founding WhiteHawk, he was VP at Resilient in 2014, and worked as a Technical Director at TASC supporting Cyber and IT and the DHS DNDO programs in solution development, systems engineering, business development and project management. Where he was instrumental in the identification of business and technical models for multiple customers.

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Experience

WhiteHawk Inc
Co-Founder
June 2016 - Present (6 years 9 months)
Alexandria, Virginia

WhiteHawk helps match cyber security need to best posible solution. We provide a client centric view which accounts for a 360 protection approach to facilitate customer investment and operational planning. Our advanced algorithms and remediation approach helps mid-sized and small companies to build and provide secure environment that supports business value. Therein I am responsible for the enterprise, technical, and security architecture, the development teams, and the overall management of the service delivery framework we deploy. Innovation management, delivery management, cyber consulting services, algorithm development, intellectual property development, are all in a good day's work...

LA DESTILERIA CRAFT SPIRITS
Chief Spirits Engineer
October 2016 - Present (6 years 5 months)
Jayuya, PR

Celebrating Life as Art, we bring new premium expressions of Rum to life and build on the quality Rum heritage of the Island. My job is to imagine how to execute every small batch to quality standards and build unique expressions in every bottle we send out to the world!

At La Destileria, I focus on building teams that deliver unique high quality distilled spirits through an Agile based product delivery model that unifies spirits manufacturing with artistry and craftsmanship using an innovative Kanban-lean manufacturing model. We have received 14 medals in less than

6 years for our spirits. Lead 3rd party manufacturing in support of Clients like Artesano Rum Corporation.

Hilton
Sr. Director, Enterprise architect
November 2018 - July 2022 (3 years 9 months)
Mclean, Virginia

Directed enterprise architecture integration and technology strategy. Involved in roadmap development and innovation planning that spanned 15 brands and over 5000 hotels worldwide. Managed risk and solution review for several products and architecture of same.

Resilient
Vice President of Govt and Industry Programs
October 2014 - June 2016 (1 year 9 months)
DC Area

Resilient, a pioneer in the field of resilience metrics, uses innovative big data analytics to measure the capacity of the world's leading businesses, governments and institutions to anticipate disruptions, adapt to events and create lasting value. As Vice President of Government and Industry Programs, I support business and market intelligence, strategic planning, process innovation, development of data science initiatives, information security solutions, among other responsibilities. Exciting times...

Sigma Lambda Beta International Fraternity Inc.
Chairman, Executive Board of Directors
June 2012 - December 2014 (2 years 7 months)

Enhancing community engagement and collegiate membership services to increase volunteerism and multi-cultural graduation rates across the US. Providing non-profit strategic planning and operational assessments to impact social justice and organize community outreach to increase access to higher education within un-served and under served population.

TASC, Inc.
3 years 1 month

Technical Director, Cyber and IT Division
April 2014 - September 2014 (6 months)

Leading the cyber, information assurance, IT modernization, data research and innovation program strategies supported by the division. Additionally serving as solution architect and senior consultant on multiple system engineering and development opportunities. Responsible to grow and leverage organizational resources, identifying technical strategy, mitigating risks, and measuring performance across the CIT division portfolio. Provide cyber and innovation services to transform business agility within division and sector.

Senior Section Manager, Programs
September 2011 - April 2014 (2 years 8 months)
Infrastructure Protection and Security Business Unit, DNDO Technical Services

Supporting complex DHS and Fed Civil customer engagements and solution development projects. Led technical and business management roles. Responsible for technical direction, enterprise and service improvements, and systems engineering discipline for several DHS engagements. Interest in driving enterprise innovation, business assessment models, intellectual capital strategy, partnership development, and enabling strategic direction for products and services.

ManTech
Technical Director
February 2007 - September 2011 (4 years 8 months)

Senior manager for DHS system engineering and acquisition support program. Overall responsible for project team KPIs, QA framework, and cross-functional integration efforts in support of solution development mission. Primary customer point of contact for expert knowledge of solution development across ideation, prototyping, frameworks, design, development, and testing phases.

Sentric Consulting, LLC
Principal, Technology Manager
February 2008 - August 2011 (3 years 7 months)

Managed BPR and ERM portfolio clients. Responsible for solution development, innovation efforts, and intellectual property strategy management.Led business strategy for telecommunications and manufacturing accounts, client business development pipelines, client strategic alliance development, and ensured talent sourcing and development plans ensure performance metrics were met.

QCV LLC
Partner
March 2009 - May 2010 (1 year 3 months)

Partner investor in entertainment venues and events within the Ft.Walton Beach area. Also support business development and financial services with region.

CCG Corp
Program Manager
March 2003 - October 2007 (4 years 8 months)

Program Manager in charge of RF MEMS lifecycle from concept inception to limited production and testing.Engineering Lead for wireless security and surveillance design and product development.

WalterPan
TI:GER Student GT
2004 - 2005 (1 year)

Solution and Market Development Lead for electronic kiosk deployment for e-government and retail solutions.

SotoCom, Inc
CTO
April 2002 - December 2004 (2 years 9 months)

Responsible for technology commisioning and deployment of pre-Wi-Max services for niche data markets supporting university and residential markets.

Stanford University
grad student
2001 - 2003 (2 years)

US Army
1/4 CAV; 7/158th Aviation Regiment
1992 - 1995 (3 years)
Ft Riley, KS; Giebelstadt Army Airfield, Germany

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Education

Stanford University
MSEE, EE/MS&E · (August 2001 - August 2003)

Georgia Institute of Technology
EE/BioE · (2003 - 2005)

University of Minnesota
MSE · (2000 - 2001)

Prairie View A&M University
BSEE, EE/Math/Mil.Sci. · (1996 - 2000)